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                                                                    EXHIBIT 12.1


                       RATIO OF EARNINGS TO FIXED CHARGES

                                  13 Weeks Ended
                                     April 4,        January 3,       January 4,      December 29,     December 30,     January 1,
                                        2004            2004             2003             2001             2000            2000
                                  --------------     ----------       ----------      ------------     ------------     ----------
(in '000s)
EARNINGS
-----------------------------

Pre-tax income (loss)                $    830         $ 63,978         $ 54,628         $(86,593)        $ 33,077        $ 20,330
Equity in earnings of equity
 investees                               (224)          (3,371)          (3,130)              59              122              --
Amortization of capitalized
 interest                                  --               --               --               --               --              --
Equity investee distributions           1,319              678              750              603               --              --
Interest capitalized                       --               --               --               --               --              --
Fixed charges                           7,377           30,423           30,976           33,266           33,532          28,956
                                     --------         --------         --------         --------         --------        --------

 Total earnings                      $  9,302         $ 91,708         $ 83,224         $(52,665)        $ 66,731        $ 49,286

FIXED CHARGES
-----------------------------

Interest expense                     $  7,187         $ 29,663         $ 30,246         $ 32,324         $ 32,401        $ 28,060
Interest capitalized                       --               --               --               --               --              --
Amortization of debt issuance
  costs                                    --               --               --               --               --              --
Interest portion of rent payments         190              760              730              942            1,131             896
Preferred stock dividend                   --               --               --               --               --              --
                                     --------         --------         --------         --------         --------        --------

  Total fixed charges                $  7,377         $ 30,423         $ 30,976         $ 33,266         $ 33,532        $ 28,956

RATIO OF EARNING TO FIXED CHARGES *      1.3x             3.0x             2.7x               --             2.0x            1.7x

* For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, plus equity in earnings of equity investees and fixed charges, excluding capitalized interest. Fixed charges consist of interest expense, whether expensed or capitalized, on debt and amortization of deferred debt issuance costs, preferred stock dividend requirements, if any, and that portion of rental expense which is representative of the interest factor in those rentals. Earnings were insufficient to cover fixed charges by approximately $85.9 million in 2001.